Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Twelve Months Ended January 29, 2005 and January 31, 2004
and for the Five Years Ended January 29, 2005

(Millions of Dollars)

	Fiscal Year Ended
	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,	Feb. 3,
	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$3,198	$1,809	$1,623	$1,340	$1,247
Earnings from discontinued operations, net of tax	(75)	(190)	(247)	(239)	(285)
Gain on disposal of discontinued operations, net of tax	(1,238)	—	—	—	—
Provision for income taxes	1,146	984	851	675	600
Earnings from continuing operations before income tax	3,031	2,603	2,227	1,776	1,562
Fixed charges:
Interest expense	607	569	618	517	465
Interest portion of rental expense	85	68	48	50	63
Total fixed charges	692	637	666	567	528
Less:
Capitalized interest	(18)	(8)	(13)	(33)	(31)
Fixed charges in earnings	674	629	653	534	497
Earnings available for fixed charges	$3,705	$3,232	$2,880	$2,310	$2,059
Ratio of earnings to fixed charges	5.35	5.07	4.33	4.07	3.90

Note: Computation is based on continuing operations.